222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
T: +1 (312) 609 7500
JENNIFER M. GOODMAN	F: +1 (312) 609 5005
ATTORNEY AT LAW
+1 (312) 609-7732	CHICAGO • NEW YORK • WASHINGTON, DC
jgoodman@vedderprice.com	LONDON • SAN FRANCISCO • LOS ANGELES
March 26, 2015

VIA EDGAR

Ms. Stephanie Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655

Dear Ms. Hui:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on December 22, 2014 regarding the Registrant’s Post-Effective Amendment No. 77 to its Registration Statement on Form N-1A filed on November 7, 2014, pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Frontier Emerging Markets Fund (the “Fund”). Changes in response to the comments below will be reflected in Post-Effective Amendment No. 81 to the Trust’s Registration Statement (intervening Post-Effective Amendments No. 78, 79 and 80 are/will be delaying amendments). As you requested, this letter is being filed via EDGAR.

1.	Comment: Pursuant to Item 3, Instruction 3(f) of Form N-1A, please include any acquired fund fees and expenses in the Annual Fund Operating Expenses table, as applicable.

Response: The Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of average net assets. Accordingly, any such fees and expenses have been included under “Other Expenses.”

2.	Comment: With respect to footnote “**” to the Annual Fund Operating Expenses table, please (i) confirm that the advisory agreement is expected to be in place longer than one year and (ii) clarify that fees may not be recouped beyond the cap that is in place at the time of the waiver.

Ms. Stephanie Hui

March 26, 2015

Response: The Registrant expects that the advisory agreement will be in place for over a year, as it was approved for an initial period ending September 30, 2016. In addition, footnote “**” has been revised as follows:

Pursuant to the agreement and so long as the investment advisory agreement is in place, for a period of three years subsequent to the Fund’s commencement of operations on May 1, 2015, the investment adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap that was in place at the time of the waiver.

3.	Comment: In the Principal Investment Strategy section, please specify the purpose of using swaps, forward exchange contracts and non-deliverable forwards.

Response: The following disclosure in the Principal Investment Strategy section on page 2 of the Prospectus has been revised to clarify the purpose of using swaps, forward exchange contracts and non-deliverable forwards:

The primary purpose of using option and short sale transactions as well as swaps, forward exchange contracts and non-deliverable forwards is to hedge exposures within the Fund’s portfolio, but the Fund also may do so speculatively for the purpose of profiting from the movements of underlying securities.

4.	Comment: For purposes of the Fund’s 80% test, please confirm whether the Fund’s investments in derivatives will be based on the notional value or mark to market value.

Response: For purposes of the Fund’s 80% test, the Fund’s investments in derivatives will be based on the mark to market value.

5.	Comment: Please clarify whether, for purposes of the Fund’s 80% test, the Fund will look through the Fund’s investments in exchange-traded funds and investment companies.

Response: For purposes of the Fund’s 80% test, the adviser has determined that it will not look through the Fund’s investments in exchange-traded funds and investment companies.

Ms. Stephanie Hui

March 26, 2015

6.	Comment: In the Principal Investment Strategy section, under the definition of “frontier emerging markets issuers” please specify what percentage constitutes “conducting a significant percentage of business” in frontier emerging market countries.

Response: Disclosure has been added to specify that greater than 50% constitutes “conducting a significant percentage of business” in frontier emerging markets countries.

7.	Comment: In the Principal Risks section, under “Market Risk,” please remove the reference to “even” in the first sentence.

Response: The disclosure has been revised as follows:

The Fund is subject to market risk, which is the possibility that stock prices overall will decline over short or long periods.

8.	Comment: On page 7 of the Prospectus, please consider removing the reference to “short-term” and “long-term” in the third bullet point.

Response: The disclosure has been revised as follows:

Are willing to accept higher risk in exchange for potentially higher returns

9.	Comment: In the Principal Risks section, please provide the specific risks associated with each type of derivative that the Fund may invest in as sub-headings to “Main Risks of Derivatives.”

Response: The following risk disclosure has been added or modified on pages 3 and 10 of the Prospectus:

Options and Futures Contracts Risk. Participation in the options or futures markets involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. In particular, the loss from investing in futures contracts is potentially unlimited. If the adviser’s prediction of movements in the underlying reference securities, interest rate or currency markets is inaccurate, the Fund could be in a worse position than if such strategies were not used. Risks inherent in the use of options, futures contracts and options on futures contracts include: (1) imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities being hedged; (2) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; and (3) the possible absence of a liquid secondary market for any particular instrument at any time.

Ms. Stephanie Hui

March 26, 2015

Swaps Risk. Swaps can involve greater risks than direct investment in securities, because swaps may be leveraged and are subject to counterparty risk (e.g., the risk of a counterparty’s defaulting on the agreement), credit risk and pricing risk (i.e., swaps may be difficult to value). In addition, it may not be possible for the Fund to liquidate a swap position at an advantageous time or price, which may result in significant losses. As a result of the Dodd-Frank Act, certain swap agreements may be cleared through a clearinghouse and traded on an exchange or swap execution facility. The regulation of swaps markets has increased over the last few years, and future regulation of the swaps markets may make swaps more costly, may limit the availability of swaps, or may otherwise adversely affect the value or performance of swaps. Any such adverse future developments could impair the effectiveness of the Fund’s swaps transactions and cause the Fund to lose value.

10.	Comment: On page 23 of the Prospectus, please provide clarification regarding the disclosure under “Buying a Distribution.”

Response: The disclosure on page 23 of the Prospectus has been revised as follows:

Buying a Distribution. If you buy shares before the Fund deducts a distribution from its net asset value, you will pay the full price for the shares and then receive a portion of the price back in the form of a distribution, which may be subject to federal income tax as described above In addition, the Fund’s share price may, at any time, reflect undistributed capital gains or income and unrealized appreciation, which may result in future taxable distributions. Such distributions can occur even in a year when the Fund has a negative return.

*        *        *         *        *

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

Ms. Stephanie Hui

March 26, 2015

JMG/sfs

cc:	Michelle L. Cahoon

Michael Kailus

Cathy G. O’Kelly

Karin J. Flynn